Cover

Annual Report 2001
Avitar

Inside Cover

Avitar has made significant progress during Fiscal 2001 in establishing itself as a leader in the oral fluid diagnostics market.

A year of
Accomplishments
A future of
Opportunities


In a year where much of corporate America was facing numerous challenges, Avitar was able to move forward on many fronts. From impressive sales growth and significant customer alliances to strengthened management and continued gains in product development, the Company can look back on 2001 as a year of exceptional accomplishments. More importantly, Avitar is now prepared to capitalize on its position as an industry leader achieved by being the first mover in the oral fluid Drugs of Abuse test market. From new product introductions and enhanced customer training to improved manufacturing practices and optimized channels of distribution, the Company looks forward to 2002 as a year of outstanding opportunity.

[CAPTION]
ORALscreenTM
The world's first
non-invasive, rapid,
onsite oral fluid test
for drugs-of-abuse.

Chairman's Letter



Dear Stockholders,

The American people experienced one of the most difficult and challenging years in recent memory. Events of the past twelve months have caused many facets of our society to re-examine the way we do business. In fact, several components of Avitar's business, such as drug testing and detection services, are well positioned to assist the U.S. as it works to deal with the heightened security concerns that it faces. Despite these uncertainties, I am pleased to report that Avitar has made significant progress during Fiscal 2001 in establishing itself as a leader in the oral fluid diagnostics market.

Some of our specific accomplishments for the year were:

* Increased revenues by 60% in Fiscal 2001 to a record $6.5 million.

* Formed strategic partnerships with the two biggest companies in their respective industries: Quest Diagnostics, Inc. (NYSE: DGX), the largest provider of laboratory services in the U.S., and ChoicePoint, Inc. (NYSE: CSP), the largest provider of substance abuse management and services in the world.

* Strengthened our management team with the addition of Doug Marcotte as our new Vice President of Sales.

* Solidified our position as the first mover in oral fluid technology by fortifying our brand in the $1.5 billion Drugs of Abuse (DOA) market.

* Initiated the development phase of our oral fluid technology in the vast $25 billion In-Vitro Diagnostics (IVD) market.

We believe these notable accomplishments merely set the stage for a promising future.

Our alliances with ChoicePoint and Quest Diagnostics, along with our outstanding direct sales force, provide Avitar with the most significant distribution channel in the domestic Drugs of Abuse testing market. The choice of Avitar by these partners is the strongest possible endorsement that we are poised to become the standard for drug testing in the industry.

We will continue to stay ahead of our competition through our aggressive Sales, Marketing and R&D activities. This year, we eagerly anticipate the launch of two innovations to our product line. The ORALscreen OSR(TM), a mobile, hand-held instrument for measuring oral fluid Drugs of Abuse, will revolutionize the way results are interpreted and communicated. This product was created out of the demand of our customers to provide a highly accurate measurement with the ability to manage, standardize and communicate test information from multiple locations more effectively.

In addition, we will be launching the next generation of ORALscreen, the ORALscreen Drugometer(TM). The Drugometer is a patented design engineered for a one-step result for oral fluid diagnostics. We expect the Drugometer to continue to provide our customers with savings and greater ease of use, while improving our margins. To support these products, we will continue to utilize technologies like the Internet. This year will see the introduction of our new interactive product training series, as well as additional functionality for Investor Relations, Customer/Technical Support and internal utilization of the Avitar website.

With continued progress in sales and product innovation, we are also focused on improving our manufacturing capability as well. Efforts in production will continue to help us maintain and increase our margins while optimizing our ability to keep up with the increasing demands for our products.

To further solidify Avitar's position with Wall Street, we intend to enhance our capital position through a comprehensive fund raising campaign in Fiscal 2002. A successful capital raising effort will ensure that Avitar has the financial capability to meet future challenges and provide optimal products and services to our customers, as well as demonstrating a healthy and secure financial outlook. In addition, we have already engaged a leading New York investor relations firm, Lippert/Heilshorn & Associates, Inc., to continue to raise our profile on Wall Street.

Finally, we look forward to furthering our efforts in the future expansion of oral fluid technology into the $25 billion IVD market. Market research continues to demonstrate that the demand for onsite, oral fluid-based products in the clinical diagnostics market is very high and that Avitar's unique abilities to provide cost effective, accurate results would be desirable.

Ultimately, we have strongly positioned Avitar for both a productive present and promising future. We are already a leader, producing significant revenue in the Drugs of Abuse, rapid oral fluid test market and have begun applying that same technology to expand into the much larger market segment, In-Vitro Diagnostics.

As the evolution of Avitar continues, we look forward to continuing our significant progress and expect Fiscal 2002 to be our most successful year yet. I am proud of the contributions of our employees, Board of Directors and shareholders and would like to personally thank all of you for your support and accomplishments.

Sincerely,
Peter P. Phildius
Chairman and Chief Executive Officer



[CAPTION]
Peter P. Phildius
Chairman and CEO

With over 3 decades in the medical device industry as a senior level manager, Pete has utilized his experience and leadership abilities to guide Avitar over the last 12 years. Pete has a long history of increasing Sales and Marketing responsibilities with much success. Prior to Avitar, Pete served as Group Vice President of Baxter Laboratories and President and COO of National Medical Care, as well as a general partner in the industry consulting firm of Phildius, Kenyon, and Scott (PK&S).

Avitar looks forward to
2002 as a year of
outstanding opportunity.

Avitar takes advantage of a strong management team with a balance of expertise from a broad range of healthcare related companies. Decades of diverse experience offer a mature and focused management style in the development, manufacturing and marketing of medical products.

Douglas W. Scott
President and COO

For the last 12 years, Doug has been responsible for running the day-to-day operations of Avitar. Since leaving Harvard Business School, Doug has benefited from an array of experiences in management including Vice President-Quality Assurance of Frito Lay and general management positions with Baxter Laboratories in the U.S. and Ireland. Prior to Avitar, Doug was a general partner with PK&S.

Jay C. Leatherman, Jr.
Vice President, CFO, Secretary

Jay has been with Avitar for 10 years and benefits from over 20 years of experience in the financial management of healthcare companies. He has held positions in companies as diverse as a continuing care retirement and long-term care facility, a home health care provider, Westinghouse Electric Corporation and the U.S. Army.

Michael J. DeFeo
Vice President, Marketing and
Business Development

Mike has over 13 years in sales and marketing experience including over 10 years in the healthcare industry. Prior to joining Avitar in 1999, he held sales and marketing positions with several leading diagnostics companies including Elan Diagnostics, Chiron Diagnostics, Sanofi Diagnostics Pasteur and Bio-Rad Laboratories. Mike currently represents Avitar on the Board of Directors of the industry association, National Onsite Testing Association (NOTA).

Douglas Marcotte
Vice President, Sales

Doug is the newest member of the Avitar management team. Doug has over 25 years of experience in healthcare sales with many highly successful laboratory companies including management positions with Quest Diagnostics, SmithKline Laboratories, and MetPath Inc.

Report of Independent Certified Public Accountants



To the Board of Directors and Stockholders
Avitar, Inc.

We have audited the accompanying consolidated balance sheet of Avitar, Inc. and subsidiaries as of September 30, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended September 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avitar, Inc. and subsidiaries as of September 30, 2001, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a working capital deficit as of September 30, 2001. These matters raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                               /s/ BDO Seidman, LLP

Boston, Massachusetts
November 20, 2001 except
for Note 14 for which the
date is December 14, 2001

                          Avitar, Inc. and Subsidiaries


                           Consolidated Balance Sheet




September 30,                                                            2001
--------------------------------------------------------------------------------

Assets

Current:
   Cash and cash equivalents                                      $     245,409
Accounts receivable, less allowance for doubtful
     accounts of $113,000 (Notes 4 and 13)                            1,316,758
Inventories (Note 5)                                                    244,358
Prepaid expenses and other                                              160,322
Preferred stock subscription receivable (Note 11)                        35,000
--------------------------------------------------------------------------------

     Total current assets                                             2,001,847

Property and equipment, net (Note 6)                                    454,754

Goodwill, net of accumulated amortization of $650,319 (Note 3)        2,449,547

Other assets (Note 7)                                                   148,556
--------------------------------------------------------------------------------


                                                                  $   5,054,704
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries
                           Consolidated Balance Sheet


September 30,                                                            2001
--------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Current liabilities:
 Short-term debt (including $32,063 due
  to affiliates) (Note 8)                                        $      227,400
 Accounts payable                                                     1,596,552
 Accrued expenses                                                       669,666
 Deferred revenue                                                       385,000
 Current maturities of long-term debt (Note 9)                           37,229
 Current portion of capital lease obligation (Note 10)                   44,293
--------------------------------------------------------------------------------

   Total current liabilities                                          2,960,140

Long-term debt, less current maturities (Note 9)                          5,600

Capital lease obligation, less current portion (Note 10)                 15,600
--------------------------------------------------------------------------------
   Total liabilities                                                  2,981,340
--------------------------------------------------------------------------------

Commitments and contingencies (Notes 10 and 11)

Stockholders' equity (Note 11):
 Series A, B, C and D convertible preferred stock, $.01
  par value; authorized 5,000,000 shares; 2,203,690 shares
  issued and outstanding, with aggregate liquidation value
  - Series A - $53,548 plus 7% annual dividend; Series B -
  $3,551,072; Series C - $2,654,840; Series D-$1,059,998                 22,036
 Common stock, $.01 par value; authorized 100,000,000 shares;
  36,564,342 shares issued and outstanding                              365,643
   Additional paid-in capital                                        39,338,443
   Accumulated deficit                                              (37,592,117)
--------------------------------------------------------------------------------

                                                                      2,134,005

 Less preferred stock subscription receivable                           (60,641)
--------------------------------------------------------------------------------

   Total stockholders' equity                                         2,073,364
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                 $    5,054,704
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries
                      Consolidated Statements of Operations



Years ended September 30,                           2001                 2000
--------------------------------------------------------------------------------
Sales (Note 13)                              $   6,542,412         $  4,079,072
--------------------------------------------------------------------------------

Operating expenses:
   Cost of sales                                 4,263,355            3,095,454
   Selling, general and administrative           6,063,923            5,490,567
   Research and development                      1,958,547            1,565,967
   Amortization of goodwill                        298,200              281,695
--------------------------------------------------------------------------------

     Total operating expenses                   12,584,025           10,433,683
--------------------------------------------------------------------------------

     Loss from operations                      (6,041,613)          (6,354,611)
--------------------------------------------------------------------------------

Other income (expense):
   Interest income                                  6,687               15,884
   Interest expense and financing costs
    (includes $3,745 and $708 to
     affiliates) (Note 4)                         (57,031)             (80,260)
   Other income, net                                2,981               58,204
--------------------------------------------------------------------------------
     Total other expense                          (47,363)              (6,172)
--------------------------------------------------------------------------------

Net loss                                     $ (6,088,976)        $ (6,360,783)
--------------------------------------------------------------------------------

Basic and diluted net loss per share
  (Note 11)                                  $       (.26)        $       (.26)
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                 Consolidated Statements of Stockholders' Equity
                                    (Note 11)

                                                                      Preferred Stock              Common Stock          Additional
                                                                    ------------------         -------------------        Paid-in
Years ended September 30, 2000 and 1999                             Shares      Amount         Shares       Amount        Capital
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                                    1,720,095      $17,201    24,498,642     $ 244,987    $24,450,661
   Sale of common stock, net of expenses                                 -            -       145,032         1,450        310,646
   Conversion of Series B preferred stock into common stock       (121,050)      (1,211)    1,210,500        12,105        (10,894)
   Exercise of warrants                                                  -            -     4,704,793        47,048      2,799,496
   Exercise of stock options                                             -            -       136,725         1,367         99,241
   Sale of Series C preferred stock, net of expenses               450,334        4,503             -             -      2,650,337
   Payment of preferred stock dividend                              12,764          128             -             -        383,162
   Value of warrants issued in connection with Series C preferred
     stock sales                                                         -            -             -             -        468,939
   Value of warrants extended                                            -            -             -             -         62,250
   Collection of preferred stock subscription receivable                 -            -             -             -              -
   Net loss                                                              -            -             -             -              -
------------------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 2000                                    2,062,143       20,621    30,695,692       306,957     31,213,838
   Issuance of warrants for services                                     -            -             -             -        137,000
   Sale of common stock, net of expenses                                 -            -     4,886,001        48,860      4,102,540
   Conversion of Series B preferred stock into common stock        (47,709)        (477)      477,094         4,771         (4,294)
   Exercise of stock options                                             -            -       285,000         2,850         73,726
   Sales of Series D preferred stock and warrants                  141,333        1,413             -             -      1,058,585
   Payment of preferred stock dividend                              47,923          479             -             -        371,048
   Acquisition of BJR Security, Inc.                                     -            -       220,555         2,205        247,795
   Value of warrants issued in connection with Series D preferred
     stock sales                                                         -            -             -             -        575,000
   Original discount on Series D preferred stock                         -            -             -             -        485,000
   Cumulative effect of accounting change for remeasurement of
    original discount on preferred stock issuances                       -            -             -             -      1,078,205
Net loss                                                                 -            -             -             -              -
------------------------------------------------------------------------------------------------------------------------------------

Balance at September 30, 2001                                    2,203,690      $22,036    36,564,342     $ 365,643    $39,338,443
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                 Consolidated Statements of Stockholders' Equity
                              (Note 11) (continued)

                                                                                        Stock
                                                                     Accumulated    Subscription
Years ended September 30, 2000 and 1999                                Deficit       Receivable
- ---------------------------------------------------------------------------------------------------
Balance at September 30, 1999                                      $(21,718,147)       $(456,468)
   Sale of common stock, net of expenses                                      -                -
   Conversion of Series B preferred stock into common stock                   -                -
   Exercise of warrants                                                       -                -
   Exercise of stock options                                                  -                -
   Sale of Series C preferred stock, net of expenses                          -                -
   Payment of preferred stock dividend                                 (383,290)               -
   Value of warrants issued in connection with Series C preferred
     stock sales                                                       (468,939)               -
   Value of warrants extended                                           (62,250)               -
   Collection of preferred stock subscription receivable                      -          395,827
   Net loss                                                          (6,360,783)               -
- -------------------------------------------------------------------------------------------------

Balance at September 30, 2000                                       (28,993,409)         (60,641)
   Issuance of warrants for services                                          -                -
   Sale of common stock, net of expenses                                      -                -
   Conversion of Series B preferred stock into common stock                   -                -
   Exercise of stock options                                                  -                -
   Sales of Series D preferred stock and warrants                             -                -
   Payment of preferred stock dividend                                 (371,527)               -
   Acquisition of BJR Security, Inc.                                          -                -
   Value of warrants issued in connection with Series D preferred
     stock sales                                                       (575,000)               -
   Original discount on Series D preferred stock                       (485,000)               -
   Cumulative effect of accounting change for remeasurement of
    original discount on preferred stock issuances                   (1,078,205)               -
Net loss                                                             (6,088,976)               -
--------------------------------------------------------------------------------------------------

Balance at September 30, 2001                                      $(37,592,117)       $ (60,641)
--------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries


                      Consolidated Statements of Cash Flows


Years ended September 30,                                                                    2001                 2000
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net loss                                                                         $  (6,088,976)        $ (6,360,783)
   Adjustments to reconcile net loss to net cash used in
     operating activities
     Provision for accounts receivable                                                        556               77,540
     Depreciation and amortization                                                        145,205              143,075
     Amortization of goodwill                                                             298,200              281,695
     Value of warrants issued for services                                                137,000                    -
     Changes in operating assets and liabilities excluding effects of purchase of BJR:
       Accounts receivable                                                               (569,432)            (366,564)
       Inventories                                                                        263,520             (282,797)
       Prepaid expenses and other current assets                                           44,750              (63,964)
       Other assets                                                                        93,679              127,659
       Accounts payable and accrued expenses                                              520,410              271,230
       Deferred revenue                                                                   385,000                    -
- -------------------------------------------------------------------------------------------------------------------------
         Net cash used in operating activities                                         (4,770,088)          (6,172,909)
- -------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
   Purchases of property and equipment                                                   (147,217)            (192,122)
   Acquisition of BJR                                                                     (50,000)                   -
   Purchase of other assets                                                                     -              (34,368)
- -------------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                                           (197,217)            (226,490)
- -------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
   Net repayments of short-term debt                                                      (57,843)                   -
   Repayments of notes payable and long-term debt                                        (106,958)            (308,733)
   Sales of preferred stock, common stock and warrants                                  5,211,398            2,966,936
   Exercise of stock options and warrants                                                  76,576            2,947,152
   Collection of subscription receivable                                                    7,228              595,599
- -------------------------------------------------------------------------------------------------------------------------

         Net cash provided by financing activities                                      5,130,401            6,200,954
- -------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                      163,096             (198,445)

Cash and cash equivalents, beginning of year                                               82,313              280,758
- -------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                                              $     245,409         $     82,313
- -------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries

                      Consolidated Statements of Cash Flows
                                   (Concluded)


Years ended September 30,                                                                    2001                 2000
- -------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest                                                                       $      40,875         $     78,844
     Taxes                                                                          $           -         $      2,303

Supplemental schedule of noncash investing and financing activities:

   During 2001, 47,709 shares of Series B preferred stock were converted into 477,094 shares of common stock.

   During 2001, 47,923 shares of Series B preferred stock were issued as payment of a preferred stock dividend of $371,527.

   During 2001,  the Company  acquired all the  outstanding  capital stock of
    BJR Security, Inc. as follows:
     Fair value of assets acquired                                                  $      58,929         $          -
     Liabilities assumed                                                                  (41,843)                   -
     Common stock issued                                                                 (250,000)                   -
     Goodwill                                                                             282,914                    -
                                                                                    --------------        ---------------

     Cash paid for acquisition                                                      $      50,000         $          -
                                                                                    ==============        ==============
   During 2000, 121,050 shares of Series B preferred stock were converted into 1,210,500 shares of common stock.

   During 2000, 12,764 shares of Series B preferred stock were issued as payment of a preferred stock dividend of $383,290.

See accompanying notes to consolidated financial statements.

                          Avitar, Inc. and Subsidiaries


                   Notes to Consolidated Financial Statements



1. Description of Business and Basis Of Presentation

Avitar, Inc. ("Avitar" or the "Company") through its wholly-owned subsidiaries, Avitar Technologies, Inc. ("ATI"), United States Drug Testing Laboratories, Inc. ("USDTL") and BJR Security, Inc. ("BJR") designs, develops, manufactures and markets diagnostic test and medical products, and provides diagnostic test and contraband detection services. Avitar sells its products and services to large medical supply companies, employers, diagnostic test distributors, governmental agencies, schools The Company's consolidated financial statements have been presented on the basis that and corporations. The Company operates in one reportable segment. it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses from operations and has a working capital deficit of $958,293 as of September 30, 2001. The Company raised net proceeds aggregating approximately $5,288,000 during the year ended September 30, 2001 from the sale of stock and exercise of options and warrants. The Company is attempting to obtain additional equity financing (see Note 14). Based upon cash flow projections, the Company believes the anticipated cash flow from operations and expected net proceeds from future equity financings will be sufficient to finance the Company's operating needs until the operations achieve profitability. There can be no assurances that forecasted results will be achieved or that additional financing will be obtained. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.


2. Summary of Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The results of BJR are included from March 1, 2001, the effective date of its acquisition as described in Note 3. All significant intercompany balances and transactions have been eliminated.

Revenue Recognition

Sales of products and services are recorded in the period the products are shipped or services are provided.

Cash Equivalents

The Company considers all highly liquid investments and interest-bearing certificates of deposit with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are recorded at the lower of cost (determined on a first-in, first-out basis) or market.

Property and Equipment

Property and equipment (including equipment under capital leases) is recorded at cost at the date of acquisition. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (three to seven years). Leasehold improvements are amortized over the shorter of their estimated useful life or lease term. Expenditures for repairs and maintenance are expensed as incurred.




Goodwill

Goodwill resulting from the excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over 10 years. The Company evaluates the recoverability and remaining life of its goodwill and determines whether the goodwill should be completely or partially written-off or the amortization period accelerated. The Company will recognize an impairment of goodwill if undiscounted estimated future operating cash flows of the acquired business are determined to be less than the carrying amount of the goodwill. If the Company determines that the goodwill has been impaired, the measurement of the impairment will be equal to the excess of the carrying amount of the goodwill over the amount of the estimated future operating cash flows. If an impairment of goodwill were to occur, the Company would reflect the impairment through a reduction in the carrying value of goodwill.

Patents

Patent costs are being amortized over their estimated useful lives of 5 - 7 years by the straight-line method.

Research and Development

Research and development costs are expensed as incurred.


Income (Loss) Per Share of Common Stock

The  Company  follows  Statement  of  Financial   Accounting  Standards  No. 128
("SFAS 128") "Earnings per Share." Under SFAS 128, basic earnings per share excludes the effect of any dilutive options, warrants or convertible securities and is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing the net income (loss) available to common shareholders by the sum of the weighted average number of common shares and common share equivalents computed using the average market price for the period under the treasury stock method (when dilutive).

Stock Options

The Company follows the provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." The Company accounts for stock options to employees at their intrinsic value with disclosure of the effects of fair value accounting on net income (loss) and income (loss) per basic and diluted share of common stock on a pro forma basis.

Income Taxes

Income taxes are accounted for using the liability method as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are provided on the differences in basis of assets and liabilities between financial reporting and tax returns using enacted rates. Valuation allowances have been recorded (see Note 12).

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable and accounts payable approximate fair value because of the short-term nature of these items. The current fair values of the short and long-term debt approximate fair value because of the respective interest rates.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was approximately $152,000 and $628,000 in fiscal 2001 and 2000, respectively.

New Accounting Pronouncements

In November 2000, the FASB Emerging Issues Task Force ("EITF") issued a consensus that requires the remeasurement of original issue discount on preferred stock with characteristics similar to the convertible preferred stock issued by the Company during fiscal years 2000 and 1999. The Company completed a review of the impact in the financial statements of adopting this EITF and recorded an increase to the original issue discount of $1,078,000 in the first quarter of fiscal 2001. The Company also recorded an original issue discount of $485,000 for shares of Series D preferred stock issued in February 2001.

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, "Business Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if they meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. It also requires the Company to complete a transitional goodwill impairment test by six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase methods. All future business combinations will be accounted for under the purchase method, which may result in the recognition of goodwill and other intangible assets, some of which may subsequently be charged to operations, either by amortization or impairment charges. For purchase business combinations completed prior to June 30, 2001, the net carrying amount of goodwill was $2,449,547 and other intangible assets was $98,820 as of September 30, 2001. Amortization expense during the year ended September 30, 2001 was $298,200. The Company is assessing but has not yet determined how the adoption of SFAS No. 141 and SFAS 142 will affect its future financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," and APB Opinion No.30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." SFAS No. 144 becomes effective for the fiscal years beginning after December 15, 2001. The Company expects to adopt SFAS No. 144 in the first quarter of fiscal 2003 and is currently reviewing the effects of adopting SFAS No. 144 on its financial position and results of operations.

3.     Acquisition

On March 1, 2001 the Company acquired all the outstanding capital stock of BJR in exchange for cash of $50,000 and approximately 221,000 shares of common stock of Avitar which were valued at $250,000 using quoted market prices at the date of acquisition. The amount of consideration was determined by arm's length negotiation between Avitar and the majority stockholder of BJR, taking into account the revenues and prospects for BJR. The acquisition was recorded using the purchase method of accounting whereby the excess purchase price over the fair value of the assets acquired resulted in goodwill of approximately $283,000 which is being amortized over 10 years. BJR is engaged in the business of providing contraband detection and education services.

The consolidated statements of operations and cash flows for the year ended September 30, 2001 include the results of operations and cash flows of BJR from March 1, 2001 through September 30, 2001.

The results of operations for the year ended September 30, 2001 include revenue of $240,000 and a net loss related to the acquired BJR business of approximately $89,000, respectively. Pro forma results have not been included as the impact would not be material.









4. Accounts Receivable


In the ordinary course of business, the Company will factor certain receivables with a financial services organization at full recourse against the Company. The Company pays an administration fee of .25% of each purchased receivable and 2% per month of the average daily account balance outstanding. Interest expense charged to operations amounted to approximately $13,300 and $34,000 during the years ended September 30, 2001 and 2000, respectively, related to the factored receivables. At September 30, 2001, receivables totaling approximately $123,600 were factored.


5.     Inventories

Inventories consist of the following:

September 30,                                                          2001
--------------------------------------------------------------------------------

Raw materials                                                    $   145,562
Work-in-process                                                       43,742
Finished goods                                                        55,054
--------------------------------------------------------------------------------

                                                                 $   244,358
--------------------------------------------------------------------------------



6.     Property and Equipment

Property and equipment consists of the following:

September 30,                                                          2001
--------------------------------------------------------------------------------

Equipment                                                      $   1,017,792
Furniture and fixtures                                               218,978
Leasehold improvements                                                51,540
Construction in progress                                              53,289
--------------------------------------------------------------------------------

                                                                   1,341,599

Less: accumulated depreciation
  and amortization                                                   886,845
--------------------------------------------------------------------------------

                                                               $     454,754
--------------------------------------------------------------------------------

At September 30, 2001, the cost of equipment under capital leases was $188,296 and the related accumulated amortization was $89,329.


7.     Other Assets

Other assets consist of the following:

 September 30,                                                        2001
 -------------------------------------------------------------------------------

 Patents and licenses                                            $   177,554
 Deposits                                                              8,740
 Other                                                                40,996
 -------------------------------------------------------------------------------

                                                                     227,290

 Less accumulated amortization                                        78,734
 -------------------------------------------------------------------------------

 Other assets, net                                               $   148,556
 -------------------------------------------------------------------------------


8.     Short-Term Debt

Short-term debt consists of the following:

 September 30,                                                            2001
 -------------------------------------------------------------------------------

 Notes  payable  to  individuals,  interest  at 24%,  interest  and
    principal  payable  at  maturity  of  notes,   $50,000  due  in
    December 2001 and $100,000 due in June 2002.                        $150,000

 Note payable to insurance  company,  interest at 7.5%,  payable in
    monthly   installments  of   approximately   $6,217   including
    interest, through May 2002.                                           35,591

 Note payable to insurance company,  interest at 10.75%, payable in
    monthly   installments  of  approximately   $1,883,   including
    interest, through October 2001.                                        1,883

 Note payable to  insurance  company,  interest at 10%,  payable in
    monthly   installments  of   approximately   $3,932   including
    interest, through November 2001.                                       7,863

 Funds advanced from various related parties, interest at 10%.            32,063
 -------------------------------------------------------------------------------

                                                                     $   227,400
 -------------------------------------------------------------------------------

 9.    Long-Term Debt

Long-term debt consists of the following:

September 30,                                                             2001
--------------------------------------------------------------------------------

Note payable to bank maturing  February 5,  2002,  interest
   at 8.00%,  payable  in monthly  installments  of $3,138,
   including  interest,  collateralized by general business
   assets  of  USDTL  and  personal  residence  of  USDTL's
   former owner.                                                         $15,627

Note  payable to bank  maturing  June,  2002,  interest  at
   11.00%,  payable  in  monthly  installments  of  $1,981,
   including  interest,  collateralized  by specific  fixed
   assets of BJR and  personal  guarantee  of BJR's  former
   owner.                                                                 16,641

Note  payable to bank  maturing  March  2003,  interest  at
   5.9%,   payable   in  monthly   installments   of  $390,
   including  interest,  collateralized  by specific  fixed
   assets of BJR and  personal  guarantee  of BJR's  former
   owner.                                                                 10,561
--------------------------------------------------------------------------------
                                                                          42,829

Less current maturities                                                   37,229
--------------------------------------------------------------------------------

Long-term debt                                                        $    5,600
--------------------------------------------------------------------------------

Maturities of long-term debt are as follows:

September 30,                                                             Amount
--------------------------------------------------------------------------------

2002                                                                  $   37,229
--------------------------------------------------------------------------------
2003                                                                       5,600

                                                                      $   42,829
--------------------------------------------------------------------------------


10. Commitments and Contingencies

Leases

ATI, USDTL and BJR lease office space under noncancelable operating leases which expire at various dates through 2005. Certain additional costs are incurred in connection with the leases and the leases may be renewed for additional periods. ATI leases certain equipment under capital leases.

Rental expense under all operating leases charged to operations for the years ended September 30, 2001 and 2000 totaled approximately $624,000 and $498,000, respectively.

Future minimum rentals are as follows:
--------------------------------------------------------------------------------

                                                  Capital           Operating
--------------------------------------------------------------------------------

2002                                            $  48,538            $644,268
2003                                                8,722             646,862
2004                                                4,228             633,576
2005                                                  384             287,870
--------------------------------------------------------------------------------

Total minimum lease payments                    $  61,872          $2,212,576

Less amount representing interest                   1,979
-----------------------------------------------------------

Present value of net minimum
  lease payments                                   59,893

Less current portion                               44,293
-----------------------------------------------------------

Long-term portion                               $  15,600
-----------------------------------------------------------

Employment Agreements

The Company entered into employment agreements with its two principal executives, which payments there under were subsequently assigned to an affiliate. The agreements provide for annual compensation aggregating $380,000 per year, plus cost-of-living increases and bonuses based upon pre-tax income, as defined or other net income objectives established by the Board of Directors. In the event of a change in control of the Company, the two executives may be entitled to receive up to two times their annual salary plus the most recent annual bonus. The agreements renew automatically on an annual basis and may be terminated upon 60 days written notice by either party. Expenses under these agreements totaled approximately $380,000 and $335,000 in 2001 and 2000, respectively.

In July 1999, the Company entered into employment agreements with two executives of USDTL. The agreements provide for annual compensation aggregating $226,000 per year, plus cost-of-living increases and bonuses or commissions, as defined. The agreements terminate on July 1, 2004. Expenses under these agreements totaled approximately $232,000 and $226,000 in 2001 and 2000, respectively.


Retirement Plan

In February 1998, the Company adopted a defined contribution retirement plan which qualifies under Section 401(k) of the Internal Revenue Code, covering substantially all employees. Participant contributions are made as defined in the Plan agreement. Employer contributions are made at the discretion of the Company. No Company contributions were made in 2001 and 2000.


11.    Stockholders' Equity

       Preferred Stock

Preferred stock shares outstanding consist of the following;

  September 30,                                                         2001
  -----------------------------------------------------------------------------

  Series A                                                             53,548
  Series B                                                          1,563,475
  Series C                                                            445,334
  Series D                                                            141,333
  -----------------------------------------------------------------------------

  Total                                                             2,203,690
  -----------------------------------------------------------------------------


The 53,548 shares of Series A convertible preferred stock issued and outstanding entitle the holder of each share to: convert it, at any time, at the option of the holder, into three shares of common stock subject to antidilution provisions; receive dividends in an amount equal to 110% of the dividends paid on the Company's common stock into which each share is convertible; redeem, in whole or in part, at the Company's option at a price of $1.00 per share if the common stock trades at $3.00 or more per share for a defined period; and receive $1.00 per share plus a liquidating dividend of 7% annually in preference to holders of common stock in the event of liquidation.

The 1,563,475 shares of Series B convertible preferred stock issued and outstanding entitle the holder of each share to: convert it, at any time, at the option of the holder, into ten shares of common stock subject to antidilution provisions and receive dividends amounting to an annual 8% cash dividend or 10% stock dividend payable in shares of Series B preferred stock computed on the amount invested, at the discretion of the Company. After one year from the date of issuance, the Company may redeem, in whole or in part, the outstanding shares at the offering price in the event that the average closing price of ten shares of the Company's common stock shall equal or exceed 300% of the offering price for any 20 consecutive trading days prior to the notice of redemption; and liquidating distributions of an amount per share equal to the offering price. In connection with the Series B preferred stock issuances in 1999, $60,641 of subscription receivables remain outstanding as of September 30, 2001. Undeclared and unpaid dividends amounted to $268,341 and $256,312 at September 30, 2001 and 2000, respectively.

The 445,334 shares of Series C convertible preferred stock issued and outstanding entitle the holder of each share, on each anniversary date of the investment, to convert into the number of shares of common stock derived by dividing the purchase price paid for each share of the preferred stock by the average price of the Company's common stock for the five trading days prior to conversion subject to antidilution provisions and receive royalties of 5% of revenues related to disease diagnostic testing from the preceding fiscal year. There were no royalties earned for the years ended September 30, 2001 and 2000. After one year from the date of investments the Company may redeem in whole or in part, into the number of common shares derived by dividing the redemption price, as defined, by the average closing price of the Company's common stock for the five trading days prior to the redemption date, and liquidating distributions of an amount per share equal to the amount of unpaid royalties due to the holder in the event of liquidation.

The 141,333 shares of Series D convertible preferred stock issued and outstanding entitle the holder of each share to convert it, at any time, at the option of the holder, into ten shares of common stock subject to antidilution provisions. After one year from the date of issuance, the Company may redeem, in whole or in part, the outstanding shares at the offering price in the event that the average closing price of ten shares of the Company's common stock shall equal or exceed 300% of the offering price for any 20 consecutive trading days prior to the notice of redemption; and liquidating distributions of an amount per share equal to the offering price. The shares of the Series D convertible preferred stock were issued with a conversion price below the common stock's quoted value, and as a result, an original issue discount of $485,000 was recorded and included in the earnings per share calculation for the year ended September 30, 2001.


Common Stock Purchase Warrants

The Company has outstanding warrants entitling the holders to purchase one share of common stock at the applicable exercise price. During fiscal 2001, no warrants were exercised and warrants covering 2,050,000 shares were cancelled or expired. During fiscal 2000, warrants were exercised for 4,704,793 shares and warrants covering 1,251,807 shares were cancelled or expired. In fiscal 2001 and 2000, warrants covering 8,925,465 and 450,334 shares were issued, respectively, primarily in connection with common stock and preferred stock issuances. The value of the warrants issued in connection with preferred stock sales amounted to $575,000 and $468,939 for fiscal 2001 and 2000, respectively. These amounts are recorded and included in the earnings per share calculation. The following is a summary of shares issuable upon the exercise of warrants (all of which are exercisable) at September 30, 2001.

                                                              Exercise             Shares          Expiration
                                                               Price              Issuable            Date
-----------------------------------------------------------------------------------------------------------------------------

Warrants issued to consultant for services provided           $.25                100,000          2001 - 2003

Warrants issued in connection with preferred
  stock issuance in 1999                                      $.225-$.54          750,000          2001

Warrants issued in connection with services in 1999           $.26 -$.75          274,400          2003 - 2004

Warrants issued in connection with repaid
   notes payable                                              $.28                400,000          2003

Warrants issued in connection with preferred
  stock issuance in 2000                                      $2.45-$6.05         450,334          2002 - 2003

Warrants issued in connection with preferred
  stock issuance in 2001                                      $1.13             1,413,330          2004

Warrants issued in connection with common
  stock issuance in 2001                                      $.68-$1.64        6,894,661          2003-2004

Warrants issued in connection with loans made
  in 2001                                                     $.70                  7,500          2004

Warrants issued in connection with services in 2001           $.68-$2.26          609,974          2004 - 2006


Stock Options

The Company has stock option plans providing for the granting of incentive stock options for up to 750,000 shares of common stock to certain employees to purchase common stock at not less than 100% of the fair market value on the date of grant. Each option granted under the plan may be exercised only during the continuance of the optionee's employment with the Company or during certain additional periods following the death or termination of the optionee. Options granted before fiscal 1999 under the Plan, vest after the completion of two years of continuous service to the Company or at a rate of 50% per year. Beginning fiscal 1999 options granted vest at a rate of 20% per year.

During fiscal 1995, the Company adopted a directors' plan, (the "Directors' Plan"). Under the Directors' Plan, each nonmanagement director is to be granted options covering 5,000 shares of common stock initially upon election to the Board, and each year in which he/she is selected to serve as a director. In fiscal 2000, 45,000 options were granted to directors under the Directors' Plan to cover required grants for fiscal 2000, 1999 and 1998. In fiscal 2001, the Company adopted a compensation plan for outside directors that provides for each nonmanagement director to receive options covering 100,000 shares of common stock upon initial election to the Board and to receive annual grants of 30,000 shares of common stock at the fair market value on the date of grant which vest over three years. During fiscal 2001, options covering 182,500 shares of common stock were granted to outside directors to cover the requirements of this new compensation plan and options covering 15,000 shares of common stock were granted under the Directors' Plan.


During fiscal 2001 and 2000, 2,840,000 and 2,842,000 options, respectively, were granted primarily to employees and directors of the Company with exercise prices equal to the stock's fair value on the issue date. Of the options issued in fiscal 2001, 2,471,500 were granted outside of the Company's established plans to management with half of these options beginning to vest on the anniversary date of the grant at a rate of 20% per year and half of these options vesting the earlier of 9 1/2 years from grant date, retirement of optionee who has attained 65 years of age, or attainment of certain performance objectives. During fiscal 2001, 759,200 options held by employees of the Company were cancelled or expired and 285,000 options held by employees were exercised.

A summary of option transactions is as follows:

                                          Shares                   Price
---------------------------------------------------------------------------

Outstanding at September 30, 1999       7,455,873           $ .20 -$  7.38

Cancelled/expired                      (1,012,800)            .20 -   1.36
Exercised                                (136,725)            .20 -    .59
Granted                                 2,842,000             .17 -   3.19
-----------------------------------------------------------------------------

Outstanding at September 30, 2000       9,148,348             .17 -   7.38

Cancelled/expired                        (759,200)            .20 -   1.36
Exercised                                (285,000)            .20 -    .35
Granted                                 2,840,000             .66 -   1.25
---------------------------------------------------------------------------

Outstanding at September 30, 2001      10,944,148            $.17 -$  7.38
---------------------------------------------------------------------------

The following tables summarize information about stock options outstanding and exercisable at September 30, 2001:

                                              Options Outstanding
                                                     Weighted-
                                 Number               Average          Weighted-
          Range of           Outstanding at          Remaining          Average
          Exercise            September 30,         Contractual        Exercise
           Prices                 2001             Life (years)          Price
--------------------------------------------------------------------------------

      $    0-   $  0.20            147,300               5.3            $  0.20
        0.25-      0.28          1,050,000               4.8               0.25
        0.35-      0.59          3,467,848               7.3               0.35
        0.66-      0.95          1,260,000               9.8               0.84
        1.16-      1.36          2,450,000               9.0               1.25
        1.71-      2.24            563,000               7.9               2.22
        2.38-      3.19          1,986,000               8.6               2.74
             7.38                   20,000               0.9               7.38
--------------------------------------------------------------------------------
      $ 0.17-   $  7.38         10,944,148              7.94            $  1.14
--------------------------------------------------------------------------------

                                              Options Exercisable
                                                     Weighted-
                                 Number               Average          Weighted-
           Range of          Outstanding at          Remaining          Average
           Exercise           September 30,         Contractual        Exercise
            Prices                2001             Life (years)          Price
--------------------------------------------------------------------------------

      $    0-   $  0.20            147,300               5.3            $  0.20
        0.25-      0.28            950,000               4.6               0.25
        0.35-      0.59          1,040,408               7.2               0.35
        0.66-      0.95             15,000               9.5               0.78
        1.16-      1.36            190,000               7.6               1.33
        1.71-      2.24            120,000               7.9               2.22
        2.38-      3.19            224,200               8.6               2.78
             7.38                   20,000               0.9               7.38
--------------------------------------------------------------------------------
      $ 0.17-   $  7.38          2,706,908              6.33            $  0.71
--------------------------------------------------------------------------------



The Company accounts for its stock-based compensation plan using the intrinsic value method. Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

Years ended September 30,                         2001                2000
--------------------------------------------------------------------------------

Net loss              As reported          $   (6,088,976)     $   (6,360,783)
                      Pro forma            $   (7,198,264)     $   (7,011,127)

Loss per share        As reported          $         (.26)     $        (.26)
                      Pro forma            $         (.30)     $        (.29)

In determining the pro forma amounts above, the Company estimated the fair value of each option granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001 and 2000: dividend yield of 0% for both years and expected volatility of 81.59% for 2001 and 80.48% for 2000, risk free rates ranging from 3.87% to 5.39% for 2001 and 5.57% to 6.75% for 2000, and expected lives of 5-9 years for 2001 and 2000.

The weighted average fair value of options granted in fiscal 2001 and 2000 was $0.69 and $2.19, respectively.


Earnings Per Share

 The following data show the amounts used in computing earnings per share:

 September 30,                                       2001                2000
 -------------------------------------------------------------------------------

 Net loss                                    $   (6,088,976)     $   (6,360,783)
 Less:
 Preferred stock dividends                         (383,756)           (374,379)
 Value of warrants issued in
   connection with Series D preferred
   stock sales                                     (575,000)                  -
 Original issue discount on Series D preferred
    stock sales                                    (485,000)                  -
 Value of warrants in connection with
   Series C preferred stock sales                         -            (468,939)
 Cumulative effect of accounting changes
   for remeasurement of original issue discount
   on preferred stock sales                      (1,078,205)                  -
 Value of warrant extensions                              -             (62,250)
 -------------------------------------------------------------------------------

 Loss available to common stockholders
   used in basic and diluted EPS             $   (8,610,937)     $   (7,266,351)
 -------------------------------------------------------------------------------

 Weighted average number of common
   shares outstanding                            32,553,839          27,565,388
--------------------------------------------------------------------------------


The  following  table   summarizes   securities  that  were  outstanding  as  of
September 30, 2001 and 2000, but not included in the calculation of diluted net loss per share because such shares are antidilutive:

September 30,                                         2001              2000
--------------------------------------------------------------------------------

Stock options                                    10,944,148           9,148,348
Convertible preferred stock                      20,094,419          16,627,984
Stock warrants                                   10,900,199           4,024,734


12.    Income Taxes

No provision for Federal income taxes has been made for the years ended September 30, 2001 and 2000, due to the Company's operating losses. At September 30, 2001, the Company has unused net operating loss carryforwards of approximately $36,400,000 including approximately $11,000,000 acquired from ATI which expire at various dates through 2021. Most of this amount is subject to annual limitations due to various "changes in ownership" that have occurred over the past few years. Accordingly, most of the net operating loss carryforwards will not be available to use in the future.

As of September 30, 2001 and 2000, the deferred tax assets related to the net operating loss carryforwards have been fully offset by valuation allowances, since the utilization of such amounts is uncertain.




13.    Major Customers and Suppliers


Customers in excess of 10% of total sales are:

 Years ended September 30,                            2001                2000
 -------------------------------------------------------------------------------

 Customer A                                      $  704,000         $   628,000
 Customer B                                      $  766,000         $         -


At  September 30,   2001,  accounts  receivable  from  major  customers  totaled approximately $814,000.

The Company's current suppliers of certain key material components are the only vendors that meet the Company's specifications for such components. The loss of these suppliers could have a material adverse effect on the Company.


14.    Subsequent Events

Subsequent to year end, the Company received proceeds amounting to approximately $670,000 in connection with the sale of 936,158 shares of common stock.

INSIDE BACK COVER

Board of Directors

Peter P. Phildius,
Chairman of the Board
Douglas W. Scott
Neil R. Gordon
James Groth
Charles R. McCarthy


Scientific Advisory Board

Carl M. Good, Ph.D.,
Chairman of the Board
James H. Nichols, Ph.D.
James H. Liu, M.D.
Douglas Granger, Ph.D.
Charles Plate, Ph.D.
Douglas W. Scott
Michael J. DeFeo


Legal Counsel

Dolgenos Newman & Cronin LLP
96 Spring Street
New York, NY 10012


Independent Accountants

BDO Seidman, LLP
40 Broad Street, Suite 500
Boston, MA 0210


Stock Trading Information

American Stock Exchange
Symbol: AVR


Investor Relations Contact

Avitar, Inc.
65 Dan Road
Canton, MA 02021
Attn: Investor Relations Dept.
781.821.2440
investorrelations@avitarinc.com


SEC Form 10-K

A copy of our Form 10-K, as
filed with the Securities and
Exchange Commission, may be
obtained without charge upon
written request to the Investor
Relations contact.


Transfer Agent and Registrar

Continental Stock Transfer and
Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
212.509.4000


Corporate Headquarters

Avitar, Inc.
65 Dan Road
Canton, MA 02021
781.821.2440
www.avitarinc.com


Avitar Subsidiaries

Avitar Technologies, Inc
65 Dan Road
Canton, MA 02021
781.821.2440
www.avitarinc.com

United States Drug Testing
Laboratories, Inc. (USDTL)
Douglas E. Lewis
Vice President of Avitar
CEO/President of USDTL
1700 South Mount Prospect Road
Des Plaines, IL 60018
847.375.0770
www.usdtl.com

BJR Security Services, Inc.
152 BJR Lane
Gainesville, TX 76240
940.665.0481
www.teambjr.com

ORALscreen, ORALconfirm, ORALadvantage,
HAIRscreen, Hydrasorb, Hydrafoam and
Accusorb are trademarks of Avitar, Inc.
(c) 2002 Avitar.


Safe Harbor Statements

Except for the historical information contained herein, the matters set forth herein are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. Such risks and uncertainties include, but are not limited to: product demand and market acceptance risks, the effect of economic conditions, results of pending or future litigation, the impact of competitive products and pricing, product development and commercialization, technological difficulties, the government regulatory environment and actions, trade environment, capacity and supply constraints or difficulties, the results of financing efforts, actual purchases under agreements and the effect of the Company's accounting policies.

BACK COVER

AVITAR

65 Dan Road | Canton, MA 02021 | 781.821.2440 | www.avitarinc.com